April 17, 2025

Elliot Kahan
President
Ally Auto Assets LLC
Ally Detroit Center
500 Woodward Ave., Floor 20
Detroit, Michigan 48226

       Re: Ally Auto Assets LLC
           Registration Statement on Form SF-3
           Filed March 24, 2025
           File No. 333-286053
Dear Elliot Kahan:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
Form of Prospectus
The Notes
The Indenture, page 86

2. We note your disclosure on page 90 about the limitation on the rights of noteholders to institute proceedings with respect to the indenture, including the numerous
 April 17, 2025
Page 2

       conditions required, such as offering to indemnify the indenture trustee. Please clarify if noteholders have the same limitations if they were to institute proceedings against the indenture trustee for not meeting its responsibilities set forth in the Indenture.
Plan of Distribution, page 148

3. We note your disclosure on page 149 that the underwriters may execute short sales in
       the offered notes (either in the form of    covered" short sales or
naked    short sales) or
       may engage in other similar transactions. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law, including Rule 192.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Komul Chaudhry at 202-551-4746 or Arthur Sandel at 202-551-3262
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance